

Mail Stop 3720

May 30, 2017

Alan B. Miller
Chief Executive Officer
Universal Health Services, Inc.
Universal Corporation Center
367 South Gulph Road
King of Prussia, PA 19406

  Re: Universal Health Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 001-10765

Dear Mr. Miller:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Carlos Pacho
        Senior Assistant Chief Accountant
        AD Office 11 – Telecommunications